Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at January 31, 2024.

As at January 31, 2024
(in millions of Canadian dollars)
Subordinated Debt	8,216

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	6,958
Common Shares	23,412
Contributed Surplus	351
Retained Earnings	44,161
Accumulated Other Comprehensive Income	2,368

Total Shareholders’ Equity	77,250
Non-controlling Interest in Subsidiaries	29
Total Equity	77,279
Total Capitalization	85,495

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 44, 46, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the three-months ended January 31, 2024.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2 and 3. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the three-months ended January 31, 2024.